UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39320

(Exact name of registrant as specified in its charter)

8750 West Bryn Mawr Avenue, Suite 1300
Chicago, Illinois, 60631-3655
(708) 831-7483
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Depositary shares, each representing a 1/40th interest in a share of 7.000% Fixed Rate Non-Cumulative
Perpetual Preferred Stock, Series A
Depositary shares, each representing a 1/40th interest in a share of 7.000% Fixed Rate Non-Cumulative
Perpetual Preferred Stock, Series C

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old National Bancorp, as successor by merger to First Midwest Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OLD NATIONAL BANCORP As successor by merger to First Midwest Bancorp, Inc.

Date:	February 25, 2022	By:	/s/ Nicholas J. Chulos
			Name:	Nicholas J. Chulos
			Title:	Chief Legal Officer and Corporate Secretary